Indosat Submits Limited Reviewed Financial Results

For First Half Ended 30 June 2013

“Indosat records strong revenue growth in 1H 2013, consolidated revenue grew 14.2% year on year driven by strong customer base growth.”

Jakarta, Indonesia, 2 August 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the six months ended 30 June 2013 prepared in accordance with Indonesian Financial Accounting Standards (IFAS) to the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 14.2% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR 11.7 trillion for the first six months 2013. EBITDA grew 9.6% to IDR 5,311.0 billion (1H 2012: IDR 4,847.3 billion), implying an EBITDA margin of 45.4%. Operating expenses increased by 18.9% for the period, primarily driven by higher cost of service, depreciation and amortization, personnel costs and general & administration expenses, offset by lower marketing expenses. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 14% and 4% respectively to the Company’s consolidated operating revenue. ---------------------------------------------------------------------------------------------------------------------------------------------------------

Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	2Q 2013	1Q 2013	% change	1H 2013	1H 2012*	% change
Revenues (IDRbn)	5,919.9	5,788.2	2.3	11,708.1	10,256.5	14.2
Cellular (IDRbn)	4,820.5	4,751.3	1.5	9,571.8	8,420.4	13.7
Non-Cellular (IDRbn)	1,099.4	1,036.9	6.0	2,136.3	1,836.1	16.3
Expenses (IDRbn)	5,289.3	5,224.9	1.2	10,514.2	8,843.6	18.9
Operating Profit (IDRbn)	630.6	563.3	12.0	1,193.9	1,412.9	(15.5)
Other Expenses - net (IDRbn)	(791.0)	(612.7)	29.1	(1,403.7)	(1,476.1)	(4.9)
EBITDA** (IDRbn)	2,681.8	2,629.2	2.0	5,311.0	4,847.3	9.6
EBITDA Margin (%)	45.3%	45.4%	(0.1)	45.4%	47.3%	(1.9)
Loss For the Period Attributable to Owners of the Company (IDRbn)	(160.1)	(71.1)	124.9	(231.2)	(180.5)	28.1
Cash-out Capex (IDRbn)	2,749.8	2,612.1	5.3	5,361.9	3,133.7	71.1
Total Debt (IDRbn)	20,299.2	21,459.1	(5.4)	20,299.2	25,795.5	(21.3)
Obligation Under Capital Lease (IDRbn)	3,429.0	3,364.4	1.9	3,429.0	1,035.2	231.2
Total Cellular Customers (mn)	56.5	55.9	0.9	56.5	50.9	10.9
ARPU Cellular (IDR thousand)	27.3	26.5	3.0	26.9	25.6	5.4
ARPM (IDR)	136	127	6.9	131	132	(0.5)
MoU (minute / customer)	92.0	95.2	(3.4)	93.7	94.4	(0.7)
Data Traffic (TB)	5,904	5,257	12.3	11,161	6,663	67.5
SMS Traffic (mn)	69	67	4.1	136	124	9.5
BTS (Total)	22,449	22,097	1.6	22,449	21,039	6.7
2G BTS	17,668	17,452	1.2	17,668	16,898	4.6
3G BTS	4,781	4,645	2.9	4,781	4,141	15.5

•

Loss per share increased by 28.1% compared to last year from IDR33.2 in 1H 2012 into a loss per share in 1H 2013 of IDR42.5. The increase in loss per share was mainly caused by an increase in cost of services and change in cellular equipment useful life.

•

Indosat decreased its total debt during the period from June 30, 2012 to June 30, 2013 by 21.3% after repaying Syndicated US$ Loan final installment of US$193.5 million, GSI Loan settlement of US$50.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure installments of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$4.1 million, settlements of BCA loan and Mandiri Loan of IDR1.0 trillion each, Indosat Bond VI series A settlement of IDR760.0 billion, Indosat Sukuk Ijarah III settlement of IDR570.0 billion, Indosat Bond II settlement of IDR200.0 billion, and RCF Mandiri Facility net repayment of IDR350 billion. Debt issuance during the period are Indosat Bond VIII of IDR2.7 trillion and Sukuk Ijarah V of IDR300 billion, RCF BCA Facility net drawdown of IDR200.0 billion, and RCF BSMI Facility net drawdown of IDR650.0 billion.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 13.7%, supported by continued growth in the cellular customer base, which stood at 56.5m customers at the end of 1H 2013, and increased voice, SMS and data usage.

•

Cellular ARPU increased by 5.4% year on year, predominantly driven by increased data usage.

Commenting on the results, Alexander Rusli, President Director and CEO of Indosat said:

"As a result of a continued strong execution of our strategy, we continued to deliver solid growth in revenue and EBITDA in 1H 2013. We are investing in network modernization and building data capabilities, in order to deliver better experience for our customers. Finally, in an environment that remains competitive, we confirm our guidance for 2013.”

*

Including the restatement due to retrospective application of lease transaction and Service Concession Arrangement under PSAK 30 (revised 2011) and ISAK16.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the first quarter of 2013, it has 55.9 million cellular customers through its brands, Indosat IM3, Indosat Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of Ooredoo. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends